FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“AgroFresh and Syngenta to form strategic alliance on Invinsa crop stress protection”

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1
Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Rohm and Haas Company 100 Independence Mall West Philadelphia, PA 19106 USA Telephone: +1 215 641 7631 Fax: +1 215 619 1646 www.rohmhaas.com

Joint Media Release

AgroFresh and Syngenta to form strategic alliance on Invinsa™ crop stress protection

Philadelphia, PA, USA and Basel, Switzerland, January 17, 2008

AgroFresh Inc., a wholly-owned subsidiary of Rohm and Haas (NYSE: ROH) and Syngenta AG (SWX: SYNN, NYSE: SYT) today announced the signing of a letter of intent to enter into an exclusive global strategic alliance to develop and commercialize Invinsa™ technology, a unique product for crop stress protection in field crops.

Invinsa technology, a sprayable formulation of 1-methylcyclopropene (1-MCP), will be the first-ever product introduced into field crop markets to specifically protect crop yield during extended periods of high temperature, mild-to-moderate drought and other crop stresses. The increasing occurrence of drought stress in many regions of the world, coupled with the importance of maximizing crop yields to meet the growing demand for food, animal feed and fuel, creates a significant potential market for Invinsa technology, provisionally estimated to be in excess of $500 million.

“We’re pleased that Syngenta, a world leading agribusiness company, understands the exciting potential of Invinsa technology and will be our partners in this alliance.  It allows us to combine resources and capabilities with Syngenta to achieve the full potential of the technology,” said Pierre Brondeau, Executive Vice President and Business Group Executive, Rohm and Haas Company.

“Invinsa technology complements our market leading range of crop protection products and our growing seeds businesses”, said John Atkin, Chief Operating Officer Syngenta Crop Protection.  “Through this strategic alliance with AgroFresh, we will use our expertise in product development and our global market strength to help growers better manage drought conditions with this cutting-edge technology,” said Atkin.

Both companies will contribute research and development resources, while Syngenta will market Invinsa crop stress protection worldwide. The strategic alliance will focus on major field crops including corn, soybean, cotton, wheat, sunflower, rice and canola. Invinsa technology has the potential to create an entirely new market segment, generating significant value for customers and shareholders. The strategic alliance will increase the speed-to-market and the market penetration of Invinsa crop stress protection. The aim is to commercialize the technology within two years.

For more information about Invinsa visit www.rohmhaas.com or click here Invinsa.

Syngenta – January 17, 2008 / Page 1 of 3

About AgroFresh
Since 1999, AgroFresh Inc. has been a global leader in maintaining the freshness of fruits, vegetables and flowers with a portfolio of products and services based on their proprietary 1-MCP technology. The SmartFresh Quality System and EthylBloc technology help the produce and floral industries to maintain and deliver fresh fruits, vegetables and flowers with just-harvested freshness and quality. AgroFresh collaborates with experts at leading universities and institutions around the globe to provide its industry partners with the best ethylene management systems available worldwide. Visit www.agrofresh.com for more information.

About Rohm and Haas Company
Leading the way since 1909, Rohm and Haas is a global pioneer in the creation and development of innovative technologies and solutions for the specialty materials industry. The company’s technologies are found in a wide range of markets including: Building and Construction, Electronics, Food and Retail, Household and Personal Care, Industrial Process, Packaging, Paper, Transportation and Water. Our innovative technologies and solutions help to improve life everyday, around the world. Based in Philadelphia, PA, the company generated annual sales of approximately $8.2 billion in 2006. Visit www.rohmhaas.com for more information.

About Syngenta
Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs around 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Contacts:

Rohm and Haas Company
Analysts/Investors:	Andrew Sandifer (US)	+1 215 592 3312
asandifer@rohmhaas.com

Media Enquiries:	Robin Sprague (US)	+1 215 641 7631
rsprague@agrofresh.com

Syngenta
Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Syngenta – January 17, 2008 / Page 2 of 3

Forward Looking Statement - Rohm and Haas

This release includes forward-looking statements. Actual results could vary materially, due to changes in current expectations. The forward-looking statements contained in this announcement concerning demand for products and services and sales forecasts, involve risks and uncertainties and are subject to change based on various factors, including the continued timely development and acceptance of new products and services, the ability to market and sell current products at expected levels, the impact of competitive products and pricing, cost of raw materials, natural gas, and other energy sources, and the ability to achieve price increases to offset such cost increases, and the impact of tax and other legislation and regulation in the jurisdictions in which the company operates. Further information about these risks and others can be found in Rohm and Haas Company's SEC 10-K filing of February 28, 2007.

Cautionary Statement Regarding Forward-Looking Statements - Syngenta

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – January 17, 2008 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: January 17, 2008	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes